Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

March 15, 2019

Thomas Jones

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New World Technologies, Inc. Amendment #1 to Registration Statement on Form S-1 File No. 333-229390

Dear Mr. Jones:

Attached for filing with the Securities and Exchange Commission is Amendment No. 1 to the New World Technologies, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 22, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Cover Page

1.	The language has been clarified and appears on the cover page of the prospectus.

2.	The language has been amended and appears on the cover page of the prospectus.

3.	The noted language has been amended and appears on the cover page of the prospectus.

Business

4.	The disclosure has been clarified and appears on pages 1 and 22 of the prospectus.

Implications of being an “Emerging Growth Company”

5.	The Company has not made any oral or written communications with potential investors that are qualified institutional buyers or institutions that are accredited investors as required by Section 5(d) nor has it made any offers to sell to any prospective investor.

Offering

6.	Disclosure has been added to clarify the risk factor and appears on page 2 of the prospectus. Additional clarification language appears on page 6 of the prospectus.

Risk Factors

7.	The Company intends to file an Exchange Act registration statement upon effectiveness of this S-1. The registration statement has references throughout the Company’s intention to be an Exchange Act reporting company subject to the reporting and filing rules and regulations thereof.

8.	The noted language has been deleted and was appeared in error.

Our future success depends in part on our ability to retain our senior management team.

9.	Disclosure of this risk factor has been revised and appears on page 6 of the prospectus and more clarifying disclosure has been added and appears on page 29 of the prospectus.

We may be subject to claims challenging the inventorship of our intellectual property

10.	Disclosure has been added and appears on page 14 of the prospectus.

Use of Proceeds

11.	The Company determined offering costs to be the same regardless of the amount of money raised since there are certain fixed costs with the offering principally legal and accounting expenses. The percentage of these offering costs to the proposed amount raised changes.

12.	Disclosure has been added and appears on page 16 of the prospectus.

13.	Disclosure has been added and appears on page 16 of the prospectus and on the cover page.

Plan of Distribution

14.	The disclosure has been revised and appears on page 17 of the prospectus on the cover page.

15.	The noted disclosure has been amended and appears on the cover page of the prospectus.

16.	The consideration paid will be refunded to the subscriber unless the Minimum Offering is met within one year from the date of the effective of the registration statement. The date for the Minimum Offering has been added to comply with the requirements of Rule 10b-9 of the Rules and Regulations under the Securities Exchange Act of 1934. There is no escrow agreement.

The revised disclosure appears on the cover page of the prospectus and page 17.

Business and Business Plan

17.	The Company did not commission any of the data used in the prospectus. Such data is available in the public domain.

18.	References to projected revenue have been deleted.

Anticipated Launch of CSDS

19.	The disclosure has been amended and appears on page 23 of the prospectus.

FDA Pre-Approval and Post-Approval Requirements

20.	The disclosure has been revised to add clarity and appears on page 27 of the prospectus.

21.	The noted disclosure has been deleted and amended disclosure has been added and appear on pages 1, 17 and 22 of the prospectus.

Employees

22.	The Company has reviewed and amended its web site to be more specific and exact in conformity with the disclosure in this registration statement.

Management

23.	The biographical information for Mr. Gentry has been added and appears on page 30 of the prospectus.

24.	The noted compensation table has been added.

Anticipated Officer and Director Remuneration

25.	The disclosure has been added and appears on page 31 of the prospectus.

Security Ownership of Certain Beneficial Owners and Management

26.	No shares were distributed to the Company’s officers and directors as part of the noted distribution of New World Technologies Inc. (Nevada). The disclosure has been reconciled and appears on pages 32 and 37 of the prospectus.

Description of Securities

27.	The disclosure has been added and appears on page 33 of the prospectus.

Shares Eligible for Future Sale

28.	The noted disclosure has been clarified and appears on page 34 of the prospectus.

Additional Information

29.	No additional information is a prospectus or free writing and is simply intended to provide answers to any questions arising from the registration statement.

Balance Sheet

30.	Checks awaiting deposit are checks that are outstanding for a longer than normal period of time and are infrequent and even rare during the normal course of business. Checks awaiting deposits as reported on the balance sheet ending 10/31/18 are solely due to one single check received by the Company. The check was dated October 29th, 2018, The check was received as a result of a stock purchase transaction during the early stages of the Company’s formation. Due to administrative issues on the Company’s side and administrative issues on the purchaser’s side, collectively, caused unique delays in the Company’s processing of the check. The funds were cleared and available to the Company on January 10, 2019.

Signatures

31.	The Staff’s comment is noted.

Exhibits

32.	The noted exhibits are filed as an exhibits.

Sincerely,

Lee W. Cassidy, Esq.